SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Rule 13e-100)

TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES

EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE

SECURITIES EXCHANGE ACT OF 1934

Georgia Trust Bancshares, Inc.

(Name of the Issuer)

Georgia Trust Bancshares, Inc.

Ronald D. Adamson	Charles D. Robinson
J. Michael Allen	William E. Smith
L. Myron Cantrell	Marvin Tibbetts, III
J. Dave DeVenny	James J. Tidwell
Michael L. Jordan	Michael E. Townsend
Rebecca M. Munteanu

(Name of Person(s) Filing Statement)

Common Stock, $1.00 par value

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

J. Michael Allen

President and Chief Executive Officer

Georgia Trust Bancshares, Inc.

2725 Mall of Georgia Boulevard

Buford, Georgia 30519

(770) 614-7644

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

with copies to:

Thomas O. Powell

Troutman Sanders LLP

600 Peachtree Street, N.E., Suite 5200

Atlanta, Georgia 30308

(404) 885-3294

This statement is filed in connection with (check the appropriate box):

a. ☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b. ☐	The filing of a registration statement under the Securities Act of 1933.
c. ☐	A tender offer.
d. ☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☒

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☐

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee
$1,627,344	$174.13

*	For purposes of calculating the fee only. This amount assumes 180,816 shares of common stock of the subject company will be exchanged for 180,816 shares of Series A Preferred Stock of the subject company. Pursuant to Rule 0-11(a)(4), the transaction value is based on the book value of the subject company common stock as of September 30, 2006, which was $9.00 per share. The amount of the filing fee equals $107 per every $1,000,000 in aggregate transaction value.

☐	Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:

Form or Registration No.:

Filing Party:

Date Filed:

TRANSACTION STATEMENT UNDER SECTION 13(e) OF

THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

This Rule 13e-3 Transaction Statement on Schedule 13E-3 (the “Schedule”) is being filed by Georgia Trust Bancshares, Inc. (the “Company”) and the persons listed on the cover of this Schedule in connection with the amendment to the articles of incorporation (the “Articles of Amendment”) of the Company which provides for the reclassification (the “Reclassification”) of shares of the Company’s common stock held by shareholders of record of 1,000 or fewer shares into the Company’s Series A Preferred Stock. The Reclassification is designed to reduce the number of shareholders of record of the Company’s common stock to below 300 in order to allow the Company to terminate its reporting obligations under Section 15 of the Securities Exchange Act of 1934 (the “Exchange Act”). A copy of the Articles of Amendment is attached as Appendix A to the Proxy Statement filed as Exhibit (a)(3)(i) to this Schedule. The Proxy Statement relates to the special meeting of shareholders at which the Company’s shareholders will consider and vote upon the Articles of Amendment.

The Company has no securities registered pursuant to Section 12 of the Exchange Act, and consequently is not subject to Regulation 14A or 14C of the Exchange Act, which respectively regulate the solicitation of proxies and distribution of information statements to securities holders of a class of securities registered pursuant to Section 12. The Company has not elected, pursuant to Rule 13e-3(c)(2) under the Exchange Act, to use the timing procedures for conducting a solicitation subject to Regulation 14A or a distribution subject to Regulation 14C.

All information contained in this Schedule 13E-3 concerning the Company has been supplied by the Company. The information contained in the Proxy Statement, including all appendices, is hereby incorporated by reference. Capitalized terms not otherwise defined herein shall have the meaning given to them in the Proxy Statement.

Item 1. Summary Term Sheet

The information set forth in the Proxy Statement under the caption “Summary Term Sheet” is incorporated herein by reference.

Item 2. Subject Company Information

(a) Name and Address. The name of the subject company is Georgia Trust Bancshares, Inc. The address of the Company’s principal executive offices is 2725 Mall of Georgia Boulevard, Buford, Georgia 30519. The Company’s telephone number is (770) 614-7644.

(b) Securities. As of September 30, 2006, there were 1,800,000 shares of common stock, $1.00 par value per share, of the Company outstanding.

(c) Trading Market and Price. There is no established trading market for shares of the Company’s common stock.

(d) Dividends. The Company has never paid any dividends on shares of the Company’s common stock.

(e) Prior Public Offerings. The Company has not made an underwritten public offering of its common stock during the past three years.

(f) Prior Stock Purchases. The information set forth in the Proxy Statement under the caption “Information about Georgia Trust Bancshares and its Affiliates – Recent Affiliate Transactions in Georgia Trust Bancshares Stock” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person

(a) Name and Address. The business address and telephone number of each filing person listed on the cover page of this Schedule is the same as that of the subject company provided in response to Item 2(a) above. Each filing person is a U.S. citizen and a director or executive officer of the Company or its subsidiary.

(b) Business and Background of Entities. Not applicable.

(c) Business and Background of Natural Persons. Each of the Company’s executive officers and directors is a citizen of the United States and a director of the Company. J. Michael Allen is also the President and Chief Executive Officer of the Company. To the Company’s knowledge, none of the Company’s executive officers or directors has been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors) or has been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. The other required information regarding the persons specified in Instruction C to the Schedule is incorporated herein by reference to the section of the Proxy Statement entitled “Information about Georgia Trust Bancshares and its Affiliates – Directors and Executive Officers.”

Item 4. Terms of the Transaction

The required information is incorporated herein by reference to the sections of the Proxy Statement entitled “Information Regarding the Special Meeting of Shareholders – Requirements for Shareholder Approval,” “Special Factors – Purpose of the Reclassification, –Reasons for the Reclassification, –Recommendation of the Board of Directors; Fairness of the Reclassification, –Effects of the Reclassification on Affiliates, –Effects of the Reclassification on Unaffiliated Shareholders and –Federal Income Tax Consequences of the Reclassification,” and “Approval of the Articles of Amendment – Description of the Articles of Amendment and –Dissenters’ Rights.”

Item 5. Past Contracts, Transactions, Negotiations and Agreements

The required information is incorporated herein by reference to the section of the Proxy Statement entitled “Special Factors – Alternatives Considered – Business Combination and –Recommendation of the Board of Directors; Fairness of the Reclassification – Substantive Fairness, “ and “Information about Georgia Trust Bancshares and its Affiliates – Recent Affiliate Transactions in Georgia Trust Bancshares Stock and –Related Party Transactions.”

Item 6. Purposes of the Transaction and Plans or Proposals

The shares of common stock reclassified to Series A Preferred Stock in the transaction will be cancelled and become authorized but unissued common stock. Other than the Reclassification described in response to Item 4, there are no plans, proposals or negotiations relating to or that would result in:

(1)	any extraordinary transaction, such as a merger, reorganization or liquidation, involving Georgia Trust Bancshares or any subsidiary;

(2)	any purchase, sale or transfer of a material amount of assets of Georgia Trust Bancshares or any subsidiary;

(3)	any material change in Georgia Trust Bancshares’ present dividend rate or policy or in its indebtedness or capitalization;

(4)	any change in Georgia Trust Bancshares’ present board of directors or management, including, but not limited to, any plans or proposals to change the number or the term of directors or to fill any existing vacancies on the board or to change any material term of any executive officer’s employment contract;

(5)	any other material change in Georgia Trust Bancshares’ corporate structure or business;

(6)	any class of Georgia Trust Bancshares’ equity securities to be delisted from a national securities exchange or cease to be authorized to be quoted in an automated quotations system operated by a national securities association;

(7)	except as disclosed in response to Item 7 relating to the prospective termination of registration of Georgia Trust Bancshares’ common stock under the Exchange Act, any class of Georgia Trust Bancshares’ equity securities becoming eligible for termination of registration under Section 12(g)(4) of the Exchange Act; or

(8)	except as described in response to Item 7, the suspension of Georgia Trust Bancshares’ obligation to file reports under Section 15(d) of the Exchange Act.

Item 7. Purposes, Alternatives, Reasons and Effects

The required information is incorporated herein by reference to the sections of the Proxy Statement entitled “Special Factors – Purpose of the Reclassification, –Alternatives Considered, –Reasons for the Reclassification, –Pro Forma Effect of the Reclassification, –Effects of the Reclassification on Georgia Trust Bancshares, –Effects of the Reclassification on Affiliates, –Effects of the Reclassification on Unaffiliated Shareholders; –Effects of the Reclassification on Shareholders Generally, –Federal Income Tax Consequences of the Reclassification and –Determination of Fairness by Georgia Trust Bancshares’ Affiliates” and “Pro Forma Consolidated Financial Information.”

Item 8. Fairness of the Transaction

The required information is incorporated herein by reference to the sections of the Proxy Statement entitled “Special Factors – Recommendation of the Board of Directors; Fairness of the Reclassification and –Determination of Fairness by Georgia Trust Bancshares’ Affiliates.”

Item 9. Reports, Opinions, Appraisals and Negotiations

The required information is incorporated herein by reference to the section of the Proxy Statement entitled “Special Factors – Recommendation of the Board of Directors; Fairness of the Reclassification.” No written materials were furnished to the board of directors by any outside party (other than counsel) relating to the transaction.

Item 10. Source and Amounts of Funds or Other Considerations

The required information is incorporated herein by reference to the section of the Proxy Statement entitled “Proposal 1: Approval of the Articles of Amendment – Source of Funds and Expenses.”

Item 11. Interest in Securities of the Subject Company

The required information is incorporated herein by reference to the section of the Proxy Statement entitled “Information about Georgia Trust Bancshares and its Affiliates – Stock Ownership by Affiliates and –Recent Affiliate Transactions in Georgia Trust Bancshares Stock.”

Item 12. The Solicitation or Recommendation

The required information is incorporated herein by reference to the section of the Proxy Statement entitled “Special Factors – Recommendation of the Board of Directors; Fairness of the Reclassification.”

Item 13. Financial Statements

The required information is incorporated herein by reference to the sections of the Proxy Statement entitled “Selected Historical Consolidated Financial Data” and “Pro Forma Consolidated Financial Information” and to Appendices C and D thereto.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used

The required information is incorporated herein by reference to the section of the Proxy Statement entitled “Information Regarding the Special Meeting of Shareholders – Solicitation of Proxies.”

Item 15. Additional Information

Not applicable.

Item 16. Exhibits

(a)(3)(i)	Proxy Statement, Notice of the Special Meeting of Shareholders and related cover letter

(a)(3)(ii)	Proxy Card for the Special Meeting of Shareholders

(b)	None

(c)	None

(d)	None

(f)	None

(g)	None

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 24, 2006

GEORGIA TRUST BANCSHARES, INC.

By:	/s/ J. Michael Allen
J. Michael Allen
President and Chief Executive Officer

OTHER FILING PERSONS:

/s/ Ronald D. Adamson
Ronald D. Adamson

/s/ L. Myron Cantrell
L. Myron Cantrell

/s/ J. Dave DeVenny
J. Dave DeVenny

/s/ Michael L. Jordan
Michael L. Jordan

/s/ Rebecca M. Munteanu
Rebecca M. Munteanu

/s/ Charles D. Robinson
Charles D. Robinson

/s/ William E. Smith
William E. Smith

/s/ Marvin Tibbetts, III
Marvin Tibbetts, III

/s/ James J. Tidwell
James J. Tidwell

/s/ Michael E. Townsend
Michael E. Townsend